[Linn Energy, LLC letterhead]
April 10, 2006
Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Linn Energy, LLC
Form 8-K
Filed April 3, 2006
File No. 0-51719
Dear Ms. Davis:
     Linn Energy, LLC (the “Registrant”) is filing an Amendment to the above referenced Form 8-K (the “Form 8-K”).
     In this letter, we set forth the responses of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 7, 2006 (the “Comment Letter”), with respect to the initial filing of the Form 8-K. For your convenience, we have repeated the comment as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
Form 8-K Filed April 3, 2006
Comment 1:
     We note that you intend to file restated financial statements for the affected periods. Please indicate when you expect to file your restated financial statements. We may have further comment after you file the restated financial statements.

Division of Corporation Finance
April 10, 2006

Response:
     The Registrant has filed an Amendment to the Form 8-K on April 10, 2006 to indicate in Item 4.02 of the Form 8-K/A when the Registrant expects to file the restated financial statements. The Registrant acknowledges that the Staff may have further comments after the Registrant files the restated financial statements.
Closing Comments
     The Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing of the above referenced Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions that you have with respect to the foregoing or with respect to the Amendment to the Form 8-K to Don Robinson, Chief Accounting Officer, at (412) 440-1426 or David Grecco, Vice President and General Counsel, at (412) 440-1410.

Very truly yours,
/s/ Kolja Rockov
Executive Vice President and
Chief Financial Officer

cc: Kevin Stertzel (Securities and Exchange Commission)